UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pro-Dex, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74265M106
(CUSIP Number)

February 16, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No. 74265M106	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS
Ronald G. Coss
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen
NUMBER OF	5.	SOLE VOTING POWER
SHARES		903,879
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		0
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		903,879
PERSON	8.	SHARED DISPOSITIVE POWER
WITH		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
903,879
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%
12.	TYPE OF REPORTING PERSON* (see instructions)
IN

CUSIP No. 74265M106	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
Pro Dex Inc
Item 1(b).	Address of Issuer’s Principal Executive Offices:
The principal executive offices of the Company are located at 2361 McGaw Avenue, Irvine, CA 92614.
Item 2(a).	Name of Person Filing:
Ronald G. Coss
Item 2(b).	Address of Principal Business Office, or if None, Residence:
The business address for Mr. Coss is 3 Overlook Drive, Newport Coast, CA 92657
Item 2(c).	Citizenship:
United States of America
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
74265M106

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable (this Schedule is being filed pursuant to Rule 13d-1(d))
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1) (ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 74265M106	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 903,879 shares

(b)	Percent of class: 9.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 903,879

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 903,897

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.
Not Applicable.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2010
(Date)

/s/ Ronald G. Coss
(Signature)

Ronald G. Coss
(Name/Title)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).